Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130945

NNN APARTMENT REIT, INC.
SUPPLEMENT NO. 5 DATED APRIL 18, 2007
TO THE PROSPECTUS DATED JULY 19, 2006

This document supplements, and should be read in conjunction with, our prospectus dated July 19, 2006, as supplemented by Supplement No. 1 dated September 19, 2006, Supplement No. 2 dated November 16, 2006, Supplement No. 3 dated December 11, 2006 and Supplement No. 4, dated January 12, 2007, relating to our offering of 105,000,000 shares of common stock. The purpose of this Supplement No. 5 is to disclose:

•	the status of our initial public offering;

•	an increase in our distribution rate, as authorized by our board of directors;

•	a change to our borrowing policy;

•	the termination of our president and the chairman of our advisor and the appointment of our new president;

•	the appointment of a new director to our board of directors;

•	new permanent financing on our Walker Ranch property; and

•	a clarification to the prior disclosure related to the ownership of NNN Apartment Management, LLC.

Status of Our Initial Public Offering

As of April 12, 2007, we had received and accepted subscriptions in our offering for 3,355,717 shares of common stock, or $33,515,000, excluding shares issued pursuant to our distribution reinvestment plan.

Increase in Distribution Rate

On February 22, 2007, our board of directors approved an increase in our distribution rate from 6.0% per annum to 7.0% per annum. The increased distribution began with the March 2007 monthly distribution which was paid in April 2007. Distributions are paid to stockholders on a monthly basis.

Change to our Borrowing Policy

On February 22, 2007, our board of directors approved a change to our borrowing policy. As modified, we generally anticipate that aggregate borrowings, both secured and unsecured, will not exceed 65.0% of all of our properties’ combined fair market values, as determined at the end of each calendar year beginning with our first full year of operation. Our board of directors will review our aggregate borrowings at least quarterly to ensure that such borrowings are reasonable in relation to our net assets.

Termination of our President and the Chairman of our Advisor

On April 6, 2007, Louis J. Rogers’ position as our president and the chairman of our advisor was terminated, and Stanley J. Olander, Jr., our chief executive officer and chairman of our board of directors, was appointed to serve as our president.

Appointment of Scott D. Peters to our Board of Directors

On April 12, 2007, our executive committee appointed Scott D. Peters to our board of directors and our executive committee. Mr. Peters has served as our executive vice president since our formation and serves as the executive vice president and chief financial officer of our advisor and the chief executive officer and a director of our sponsor.

Walker Ranch Permanent Financing

In October 2006, we obtained a line of credit from Wachovia Bank, National Association, or Wachovia, in connection with our acquisition of Walker Ranch Apartments, or the Walker Ranch property. On April 12, 2007, we, through our wholly-owned subsidiary, Apartment REIT Walker Ranch, LP, entered into a secured loan, or the Loan, with Wachovia, evidenced by a promissory note, or the Promissory Note, in the principal amount of $20,000,000. We used approximately $19,344,000 of the proceeds from the Loan to payoff the line of credit in full, including accrued interest, as of April 12, 2007. We primarily used the remaining proceeds to fund lender required reserve accounts and to pay fees in connection with obtaining the Loan. We anticipate that net cash proceeds from the Loan of approximately $86,000 will be used to fund our general operations and future acquisitions. The Promissory Note is secured by a Deed of Trust, Security Agreement and Fixture Filings on the Walker Ranch property and matures on April 11, 2017. The Promissory Note may not be repaid prior to January 11, 2017. The Promissory Note bears interest at a fixed rate of 5.36% per annum and requires monthly interest only payments beginning on May 11, 2007 for the 10-year term of the Loan. The Promissory Note provides for a default interest rate of 9.36% per annum in an event of default and late charges in an amount equal to 3.0% of the amount of any overdue payments, in addition to any default interest payments. Performance under the Promissory Note has been guaranteed by us under an Indemnity and Guaranty Agreement in favor of Wachovia. The Loan documents contain customary representations, warranties, covenants and indemnities as well as provisions for reserves and impounds.

Clarification of Prior Disclosure Related to NNN Apartment Management, LLC

NNN Apartment REIT Advisor, LLC, our advisor, currently has three members. Triple Net Properties, LLC, or Triple Net Properties, owns a 50.0% managing member interest; ROC REIT Advisors, LLC owns a 25.0% non-managing member interest; and NNN Apartment Management, LLC owns a 25.0% non-managing member interest. The members of NNN Apartment Management, LLC include Louis J. Rogers, our director, former president, the former president of our advisor, the former president of Triple Net Properties and a director of our sponsor; Scott D. Peters, our executive vice president and director, our advisor’s executive vice president and chief financial officer, the chief executive officer of Triple Net Properties and a director and the chief executive officer of our sponsor; Andrea R. Biller, our secretary, our advisor’s general counsel, the general counsel and executive vice president of Triple Net Properties and general counsel, executive president and secretary of our sponsor; and Triple Net Properties for the benefit of other employees who perform services for us. Each of Mr. Rogers, Mr. Peters and Ms. Biller owns a 18.0% membership interest in NNN Apartment Management, LLC. However, NNN Apartment Management, LLC intends to redeem Mr. Rogers’ membership interest in connection with his termination as our president, president of our advisor and president of Triple Net Properties. Anthony W. Thompson, the chairman of the board of NNN Realty Advisors, is a special member of NNN Apartment Management, LLC and may receive compensation of up to $175,000 annually.

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